05011166

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

5 September, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Holdings in Company – Ernest Oppenheimer Memorial Trust

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant

Encs - 5 copies

9/14

K:\Min\Compsec\SEC\announce let to SEC.doc

RNS 8780Q

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 2 September 2005, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 100,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 September 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.382 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 367,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
5 September 2005

RNS 8780Q

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 2 September 2005, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 100,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 September 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.382 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 367,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
5 September 2005

RNS 8780Q

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 2 September 2005, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 100,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 September 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.382 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 367,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
5 September 2005

RNS 8780Q

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 2 September 2005, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 100,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 September 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.382 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 367,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
5 September 2005

RNS 8480Q

Anglo American plc
(the "Company")

The Ernest Oppenheimer Memorial Trust (the "Trust") is a charitable trust formed in 1958 for the benefit of any institution for the advancement of science or art or of an educational, charitable or ecclesiastical nature, the benefits whereof are in the interests of the public.

The following notifications are made on behalf of Mr A J Trahar, Mr R M Godsell and Mr N F Oppenheimer pursuant to Section 324(2) of the Companies Act 1985.

The Company was notified on 2 September 2005, pursuant to Section 324(2) of the Act, of the sale of the following non-beneficial interests held through the Trust.

As a result of the sale by the Trust of 100,000 ordinary shares of US$0.50 each in the Company ("Shares") undertaken on 2 September 2005, Mr Trahar is deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of his wife being a trustee of the Trust. Such Shares were sold by the Trust at Rand 163.382 per Share.

Similarly, as a result of the sale described above, Messrs Godsell and Oppenheimer are also deemed to have disposed of a non-beneficial interest in 100,000 Shares as a result of being trustees of the Trust.

Following the sale described above Messrs Godsell, Oppenheimer and Trahar are deemed to have a non-beneficial interest in 367,778 Shares held by the Trust.

None of Messrs Godsell, Oppenheimer or Trahar is a beneficiary of the Trust.

G A Wilkinson
Deputy Secretary
5 September 2005